

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Jing Zhuo
Chief Financial Officer
Integrated Media Technology Ltd
Level 7, 420 King William Street
Adelaide SA 5000 Australia

> **Re: Integrated Media Technology Ltd**
> **Form 20-F/A for the Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38018**

Dear Ms. Zhuo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F/A for the Year Ended December 31, 2021

Item 3. Key Information, page 2

1. At the onset of Item 3, if applicable, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong and China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the 20-F. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted

overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

2.   At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Part I, page 2

3.   At the onset of Part I, please disclose prominently that you are not a Chinese operating company but an Australian holding company with operations conducted by your subsidiaries based in Hong Kong and China and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you have registeried, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

4.   At the onset of Part I, if applicable, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you have registered or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

5.   At the onset of Part I, clearly disclose how you will refer to the holding company and

subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose, if true, that your subsidiaries conduct operations in Hong Kong and China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

6.   At the onset of Part I, please revise to prominently disclose the following:
   • whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;
   • whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;
   • whether you have been or expect to be identified by the Commission under the HFCAA; and
   • a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

7.   We note your current independent auditor is located in Singapore and your business is conducted in China, Hong Kong, the United States, and Malaysia. Please explain the relationship between the location from which the audit report was rendered and the location of your principal place of business in Adelaide, Australia, as well as the locations above where you have reported sales per note 4 of your financial statements. Include a discussion of where your financial records are maintained and where the audit work was principally conducted.

Note 21. Derivative Financial Instruments, page F-37

8.   We note your statement that you "departed from IFRS 9" disclosure requirements because you believe not doing so would be misleading. In this regard, it is unclear why providing disclosures required by IFRS would be misleading. Please explain your position in detail as well as provide in your response the disclosures you were required to provide that you deemed misleading. We may have further comment upon receipt of your response.

Note 23. Controlled Entities, page F-38

9.   You indicate that you control the Greifenberg entities, however we note ownership of only 40.75%. In this regard, please tell us how you control these entities despite not having a majority interest. Your response should clearly demonstrate your accounting for these entities including why you believe consolidation is appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing